IN THE MATTER OF

                                FILE NO. 70-9897

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                                     UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                      Allegheny Energy Supply Company, LLC
                              800 Cabin Hill Drive
                              Greensburg, PA 15601







     The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:


Jeffrey D. Serkes                                          Gayle M. Hyman
Senior Vice President and Chief Financial Officer          Deputy General Counsel
Allegheny Energy Inc.                                      Allegheny Energy Service Corporation
800 Cabin Hill Drive                                       800 Cabin Hill Drive
Greensburg, PA  15601                                      Greensburg, PA  15601

On December 31, 2001, the Securities and Exchange Commission (the "SEC") issued Release No. 35-27486 in File No. 70-9897 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The order directed that Allegheny Energy, Inc. (the "Company") file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the "Act") on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from October 1, 2004 through December 31, 2004 ("the current period").

The Company hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

a.) Computation under Rule 53 (a) setting forth the Company's consolidated retained earnings and aggregate investment in all Exempt Wholesale Generators ("EWG's") and Foreign Utility Companies ("FUCOS"):


                                                                                              December 31,
(in thousands)                                                                                    2004
-------------                                                                               -----------------

Aggregate investment in EWG's and FUCOS                                                             $130,431
Total consolidated retained deficit (Average of last four quarters)                                $(163,720)

   Ratio of aggregate investment to consolidated retained deficit                                    (79.7)%

b.)   Breakdown showing the Company's aggregate investment in each individual
      EWG/FUCO project covered by the Order:

                                                                                              December 31,
(in thousands)                                                                                    2004
-------------                                                                               -----------------

Allegheny Energy Hunlock Creek, LLC                                                                  $15,110
AE Supply Gleason Generating Facility, LLC (Gleason)                                                  50,403
AE Supply Wheatland Generating Facility, LLC (Wheatland)                                              41,912
AE Supply Lincoln Generating Facility, LLC (Lincoln)                                                      --
Acadia Bay Energy Company, LLC                                                                         8,924
Buchanan Generation, LLC                                                                               4,092
Allegheny Energy Supply Company, LLC guarantee of Hunlock Creek, LLC                                   6,390
Allegheny Energy Inc. guarantees of Gleason, Wheatland, and Lincoln 1                                  3,500
Allegheny Energy Supply Company, LLC guarantee of Lincoln 1                                              100
                                                                                            -----------------
   Total aggregate investments in EWG's/FUCOS                                                       $130,431
                                                                                            =================

_____________________
1 In December 2004, AE Supply sold its 672 MW Lincoln Generating Facility. Certain guarantees related to the Lincoln Generating Facility remained at December 31, 2004.

c.) The consolidated capitalization ratio of the Company at the end of the current period:


(in thousands)                                                                December 31, 2004
 ------------                                                    --------------------------------------------

Common equity                                                                $1,353,816                21.0%
Preferred stock                                                                  74,000                 1.2%
Long-term and short-term debt                                                 5,012,638                77.8%
                                                                 ----------------------- --------------------
  Total Capitalization                                                       $6,440,454               100.0%
                                                                 ======================= ====================


d.) The market-to-book ratio of the Company's common stock at December 31, 2004 was 2.00.

e.) New investments or commitments to invest in new EWG/FUCO projects during the current period:

      None.

f.) Analysis of growth in consolidated retained earnings segregating total earnings growth of EWGs and FUCOs from that attributable to "Other Subsidiaries" for the current period:


                                                                                               EWG's
                                                                       Allegheny                And
(in thousands)                                                        Energy, Inc.             FUCO's
-------------                                                     --------------------- ---------------------

Retained deficit at October 1, 2004                                      $(380,111)             $(94,264)
 Net income (loss)
                                                                            72,421              (238,684)
Adjustment for EWG sold                                                        --
                                                                                                 238,748
                                                                  --------------------- ---------------------
 Retained deficit at December 31, 2004                                   $(307,690)             $(94,200)
                                                                  ===================== =====================

As defined in the Order, "Other Subsidiaries" refers to the subsidiaries of the Company, other than the Operating Companies and AE Supply. The Operating Companies, d/b/a Allegheny Power, include West Penn Power Company (West Penn), The Potomac Edison Company (Potomac Edison) and Monongahela Power Company (Monongahela Power). The Operating Companies, together with the other subsidiaries of the Company that are public utility companies now existing or hereafter created or acquired, as defined under the Act, are referred to as "Utility Subsidiaries."

g.) Statement of revenues and net income for each EWG and FUCO for the twelve months ending December 31, 2004:

                                                                                             Net (Loss)
(in thousands)                                                          Revenue                Income
                                                                  --------------------- ---------------------

Allegheny Energy Hunlock Creek, LLC                                               $---                   $27
AE Supply Gleason Generating Facility, LLC                                      12,847                 (484)
AE Supply Wheatland Generating Facility, LLC                                    11,214                 (543)
AE Supply Lincoln Generating Facility, LLC                                      15,990             (238,147)
Acadia Bay Energy Company, LLC                                                     ---                   943
Buchanan Generation, LLC                                                         8,619                 (983)
                                                                  --------------------- ---------------------
                                                                               $48,670            $(239,187)
                                                                  ===================== =====================


h.) Sales of common stock for the Company during the current period including the purchase price per share and the market price per share at the date of the agreement of sale:

     On October 5, 2004, AE sold 10 million shares of its common stock at a price of $15.15 per share directly to institutional investors in a private placement. Market price per share at the close of day on October 5, 2004 was $16.00.

i.) The total number of shares of common stock issued during the current period under the Company's share purchase and dividend reinvestment plan, system employee benefit plan and executive compensation plans, including any plans adopted, were:

                            Number of shares issued

     401K Employee Benefit Plan
                               108,936

     Non-employee Director Stock Plan
                                14,400

     Long Term Incentive Plan - Options Exercised
                                17,000

     Other Executive Stock
                                16,045



j.) Guarantees and credit support provided by the Company including the name of the issuing company and the name of the subsidiary company during the current period:

      None.

k.) Short term debt issued by the Company, including the term and amount, during the current period:

      None.

l.) Financings consummated by any Operating Company, during the current period which financings are not exempt under Rule 52:

      None.

m.) Financings consummated by AE Supply or any Other Subsidiary (see item (f) above) during the current period which financings are not exempt under Rule 52:

(In thousands)                      Term                  Amount
--------------            -----------------------   -----------------
 AE Supply                      6.33 Years          $    1,043,758


 n.) Financings consummated by any Operating Company (see item (f) above) during the current period under the exemption provided by Rule 52:


(In thousands)                      Term                  Amount
--------------            -----------------------   -----------------
 Potomac Edison                   10 Years          $      175,000


o.)   Financings consummated by AE Supply or any Other Subsidiaries (see item
      (f) above) during the current period, under the exemption provided by Rule 52:

      None.

p.) The notional amount and principal terms of any Instruments (as defined in the Order) to hedge interest rate or currency risk entered into during the current period, and identification of the parties to the Instrument:

      None.


q.) The name, parent company, and amount invested in any new Intermediate company or financing entity during the current period:

      None.

r.) Consolidated balance sheets as of the end of the current period for the Company and separate balance sheets as of the end of the current period for each company that has engaged in financing transactions during the current period.

     The Company's balance sheet is incorporated by reference to the Company's Form 10-K for December 31, 2004, File No. 1-267. Potomac Edison's balance sheet is incorporated by reference to their Form 10-K for December 31, 2004, File No. 1-3376-2. Allegheny Energy Supply Company, LLC's Consolidated Balance Sheet at December 31, 2004 is attached as Exhibit
     (A).


                                                Allegheny Energy, Inc.


                                                By: /s/ Thomas R. Gardner
                                                    -------------------------
                                                    Thomas R. Gardner
                                                    Vice President, Controller &
March 31, 2005                                      Chief Accounting Officer

EXHIBIT (A)

             ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEET
                                (in thousands)
                                  (unaudited)


                                                                                       December 31, 2004
                                                                                     -----------------------

ASSETS
Current assets:
    Cash and cash equivalents                                                                $89,885
    Accounts receivable:
      Wholesale and other                                                                     16,791
      Allowance for uncollectible accounts                                                   (2,511)
    Materials and supplies                                                                    47,603
    Fuel                                                                                      45,873
    Deferred income taxes                                                                     27,017
    Prepaid taxes                                                                             16,406
    Assets held for sale                                                                       2,237
    Commodity contracts                                                                       13,523
    Collateral deposits                                                                       98,427
    Restricted funds                                                                         202,235
    Other                                                                                      6,024
                                                                              -----------------------
      Total current assets                                                                   563,510
                                                                              -----------------------

Property, plant and equipment:
    Generation                                                                             4,715,080
    Transmission                                                                              77,777
    Other                                                                                     19,426
    Accumulated depreciation                                                             (2,230,224)
                                                                              -----------------------
      Subtotal                                                                             2,582,059
    Construction work in progress                                                             48,941
                                                                              -----------------------
      Total property, plant and equipment                                                  2,631,000
                                                                              -----------------------

Investments and other assets:
    Assets held for sale                                                                     153,299
    Goodwill                                                                                 367,287
    Investments in unconsolidated affiliate                                                   26,052
    Other                                                                                     18,855
                                                                              -----------------------
      Total investments and other assets                                                     565,493
                                                                              -----------------------

Deferred charges:
    Commodity contracts                                                                        3,667
    Deferred income taxes                                                                     37,626
    Other                                                                                     29,192
                                                                              -----------------------
      Total deferred charges                                                                  70,485
                                                                              -----------------------

Total assets                                                                              $3,830,488
                                                                              =======================



             ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEET (continued)
                                (in thousands)
                                  (unaudited)

                                                                                      December 31, 2004
                                                                                  --------------------------

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
    Long-term debt due within one year                                                       $9,785
    Accounts payable                                                                        105,554
    Accounts payable to affiliates, net                                                       3,029
    Accrued taxes                                                                            23,871
    Commodity contracts                                                                      40,835
    Accrued interest                                                                         37,422
    Other                                                                                    12,890
                                                                          --------------------------
      Total current liabilities                                                             233,386
                                                                          --------------------------

Long-term debt                                                                            2,778,302

Deferred credits and other liabilities:
    Commodity contracts                                                                      56,501
    Investment tax credit                                                                    56,997
    Other                                                                                   120,992
                                                                          --------------------------
      Total deferred credits and other liabilities                                          234,490
                                                                          --------------------------

Minority interest                                                                            46,055

Members' equity                                                                             538,255
                                                                          --------------------------

Total liabilities and members' equity                                                    $3,830,488
                                                                          ==========================